# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GoPro, Inc., CIK 0001500435
CUSIP: 38268T103
Title of class of securities: Class A common stock, par value $0.0001
Address of issuer's principal executive offices: 3025 CLEARVIEW WAY, SAN MATEO, California (CA), 94402
Date of event which requires filing of this statement: 07/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075341

## Reporting persons
- Brumder William George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,153,145; shared voting power 0; sole dispositive power 11,153,145; shared dispositive power 0; aggregate amount beneficially owned 11,153,145 (8.5% of the class)

## Item 1. Issuer
Name of issuer: GoPro, Inc.
Address of issuer's principal executive offices: 3025 CLEARVIEW WAY, SAN MATEO, CALIFORNIA 94402

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is filed by William George Brumder II.
Address of principal business office or, if none, residence:
c/o HoganTaylor LLP
1225 N. Broadway Ave., Ste. 200
Oklahoma City, OK 73103
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own 11,153,145 shares of Class A common stock of the Issuer (the "Class A Shares"), including 2,078,600 Class A Shares underlying certain call options exercisable within 60 days of the date hereof.
Percent of class:
The following percentage is based upon 131,924,549 Class A Shares outstanding as of August 5, 2025, which is the total number of Class A Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.

As of the close of business on the date hereof, Mr. Brumder may be deemed to beneficially own approximately 8.5% of the Class A Shares outstanding.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brumder William George: /s/ William George Brumder II, William George Brumder II (08/21/2025)